                                                                   EXHIBIT 99.01


                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                 SELECTED PRO FORMA OPERATING CASH FLOW DATA (a)
                           FOR THE YEARS 1999 AND 1998
                      (In Millions of Dollars) (Unaudited)

                                                               1999        1998
                                                               ----        ----
Revenue
     Power Purchase Agreement                                  $572         $587
     Steam and Electric Power Agreement                          27           42
     Other Revenue                                                9            2
     Interest on Revenue Account                                  7            6
                                                               ----         ----
Total Revenue                                                   615          637
                                                               ----         ----

Operating Expenses
     Fuel, transportation, storage                              246          248
     Operations and maintenance                                  37           37
     Property, other taxes                                       28           27
     Other (b)                                                   37           49
                                                               ----         ----

Total Operating Expenses                                        348          361
                                                               ----         ----

Net Operating Income                                           $267         $276
                                                               ====         ====

Lease Payments                                                 $266         $264

Coverage Ratios
     Senior Interest                                           4.81         4.40
     Senior Debt Service                                       1.43         1.96
     Total Interest                                            2.29         2.23
     Total Debt Service                                        1.08         1.37


(a) The above table presents selected pro forma information on operating cash flows of MCV in a format consistent with that presented in the Feasibility Study to the Prospectus filed as part of MCV's Registration Statement on Form S-1 (File No. 33-3977). This format is used to compute various debt service coverage ratios on an annual basis by aligning annual operating cash flows with the semi-annual rent payments made in July and January of each year. For example, the cash flow presented for 1999 reflects revenues and expenses associated with 1999 activity, as well as the Lease rental payments made on July 23, 1999, and January 23, 2000. In addition to the revenues presented in this table, interest income on reserves totaled $9.3 million in 1999 and $11.4 million in 1998.

(b) Includes use of funds available for payment of spare parts, maintenance and capital expenditures that had been reserved in prior years and funding of reserves for future spare parts, maintenance and capital expenditures.